KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

March 9, 2018

VIA EDGAR
Alison White, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Fiera Capital Emerging Markets Fund (the “Fund”),
a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-14
File No. 333-221849

Dear Ms. White:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on December 27, 2017 and follow-up comments received telephonically on January 3, 2018, relating to the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed on December 1, 2017.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A shows various key disclosure changes addressing the comments that are reflected in the Fund’s amended Registration Statement.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Ms. Alison White
March 9, 2018

Shareholder Letter (pg. 2)

1.
First paragraph: “Fiera Capital, Inc. (“FCI) has acquired certain assets used by CNR in its investment advisory business . . . (the “Transaction”).” Please clarify what is meant by “certain assets.” Please also disclose whether, as part of the Transaction, FCI was appointed and now serves as the Subadviser.

The requested clarification/disclosure has been added.
Q&A (pg. 5)

2.
In Q&A #2 – “FCI was appointed and now serves as sub-adviser to the Existing Fund.”Confirm supplementally that FCI was appointed as sub-adviser to the Existing Fund in accordance with the terms and conditions of the manager of managers exemptive order and Section 15 of the Investment Company Act of 1940.

Confirmed.
“Synopsis-The Existing Fund Board has approved” (pg. 11)

3.
“If . . . and certain conditions are either met or waived . . .” Other than shareholder vote, disclose or cross-reference to such disclosure setting forth which other conditions would have to be met or waived in order for the closing of the Reorganization to occur.

The requested cross-reference has been added.

Principal Investment Strategies (pages 13-14)

4.
“The Existing Fund and the New Fund have substantially similar principal investment strategies.” The term “substantially similar” implies there are differences – please highlight any material differences between the Existing Fund’s and the New Fund’s principal investment strategies.

To address your comment, the term “substantially similar” has been changed to “identical in all material respects.”  Thus, there are no material differences to disclose.”

5.	Under the “New Fund,” second paragraph. Please clarify what is meant by “emerging market countries” (e.g., by refence to an index).

The requested disclosure has been added.

6.
Fifth paragraph,  “For example, as of September 30, 2017, significant portions of the Existing Fund’s assets were invested in the financial . . .” It is unclear why the Existing Fund’s asset concentrations are relevant. Please advise or revise.

The requested change has been made.

Purchase and Redemption Procedures (pg. 15)

7.
“The Existing Fund and the New Fund have substantially similar purchase and redemption procedures.” The term “substantially similar” implies that there are differences. Please highlight any material differences or state they are identical if they are identical.

To address your comment, the term “substantially similar” has been changed to “identical in all material respects.”  Thus, there are no material differences to disclose.

Ms. Alison White
March 9, 2018

Principal Risk Factors (pg. 16)

8.
“[I]t is anticipated that the Existing Fund’s and the New Fund’s principal risks will be substantially the same.” Please confirm supplementally that there are no repositioning costs due to the Reorganization.

Confirmed.

9.	The term “substantially the same” implies that there are differences. Please highlight any material differences between the principal risks of the Existing Fund and the New Fund.

To address your comment, the term “substantially similar” has been changed to “identical in all material respects.”  Thus, there are no material differences to disclose.
Comparison Fee Tables and Examples (pg. 28)

10.	Please confirm that the Total Annual Fund Operating Expenses of 1.63% and 1.38% are accurate as of September 30, 2017. The financial highlights have 1.61% and 1.36%.

The tables and examples have been revised to reflect Total Annual Fund Operating Expenses of 1.62% and 1.37% to conform with the financial highlights (plus the addition of acquired fund fees).

Reasons for the Reorganization (pg. 30)

11.
Second paragraph, “CNR had signed a letter of intent with FCI, whereby certain assets used by CNR in its investment advisory business . . . would be purchased by FCI.” Please clarify which assets are being purchased by FCI.

The requested clarification has been made.

12.	Last bullet point, “the compliance organization of FCI and the New Fund.” Please elaborate on what is meant by “compliance organization.”

The requested clarification has been made.

Capitalization (pg. 34)

13.	“The following table shows the capitalization of the Existing Fund and the New Fund. . . as of September 30, 2017.” Please update to an “as of” date that is within 30 days of the filing.

The table has been udpated.

Performance and Portfolio Turnover (pages 35-36)

14.	Currently, the section under “Existing Fund” is confusing because it begins immediately with “The New Fund . . .” Please revise.

The requested revision has been made.

15.	Consider removing the parentheticals “(which corresponds to the New Fund’s . . . Class shares)” because they are not helpful.

We have considered the comment.

Ms. Alison White
March 9, 2018

Distribution Plan (pg. 39)

16.
Under New Fund, “FCST has adopted a Plan of Distribution (the “12b-1 Plan”). . .” Please state that because these fees are paid out of the Fund’s assets on an ongoing basis, over time it may increase the cost of your investment and may cost you more than other types of sales charges.”

The requested disclosure has been added.

Choosing a Share Class (pg. 41)

17.	Pg. 41 (and throughout the Prospectus) – Please change “good order” and “proper order” to “proper form,” or define “good order.”

The requested change has been made.

Redemptions In Kind (pg. 45)

18.	Consider disclosing whether redemptions in kind will be made using a pro rata slice of the New Fund’s portfolio or individual securities or a representative basket of securities.

We note the comment.

Small Accounts (pg. 45)

19.
“[T]he New Fund may redeem shares in your account if it has a value of less than the required minimum investments.” Given that there is no required minimum investment, please clarify at what point a small account would be subject to automatic redemption.

The referenced disclosure has been revised.

Investment Guidelines (pg. 48)

20.	Please specify, rather than cross-referencing the Prospectus, the percentage limitations to which the New Fund would adhere on an ongoing basis and not just at the time of purchase.

The referenced disclosure has been deleted.
Transactions in Derivatives (pg. 48)

21.
“The New Fund may enter into derivative transactions . . .” Can the Existing Fund enter into derivative transactions? If not, please disclose this difference in the comparison of investment strategies.

The requested disclosure has been added.

22.
“[O]r otherwise have exposure to derivative transactions through underlying investments.” This clause implies that the New Fund is a fund-of-funds. Is the New Fund investing in other funds? Please clarify.

The referenced clause has been deleted.

Understanding Annual Fund Operating Expenses (pg. 49)

23.	Expense cap - please reiterate that unless the expense limitation agreement is extended, the expense cap is expected to be in place for just two years.

The requested disclosure has been added.

Ms. Alison White
March 9, 2018

Voting Information (pg. 52)

24.
“CNR intends to “echo vote” its clients’ shares of the Existing Fund with respect to the Reorganization in cases where CNR has proxy voting discretion.” Please disclose that as a result of proportionate or “echo voting” a small number of shareholders may be able to determine the outcome of the shareholder vote.

The requested disclosure has been added.
Compensation of the Sub-Adviser (pg. 87)

25.
[T]he Adviser shall pay to the Sub-Adviser . . . 100 basis points.” Please confirm supplementally if this means that CNR is not keeping any portion of its advisory fee net of payment of the sub-advisory fee.

Confirmed.
General Comments

26.	Please update “Costs” (pg. 53), “Experts” (pg. 54) and you will need to file the consent. Please provide the Proxy Card on pg. 56. Please also update “Pro Forma Financial Information” (pg. 94).

The referenced information has been updated and the Proxy Card has been provided.

*          *          *          *          *

Follow-Up Comments

1.
With respect to your draft response to Comment #3. Please cross-reference to a section of the Registration Statement briefly summarizing the conditions of the Plan as opposed to cross-referencing the Plan in the Appendix.

The requested change has been made.

2.	With respect to your response to Comment #19, since no required minimum has been adopted please change “the required minimum” to “a required minimum.”

The requested change has been made.

3.
With respect to Principal Investment Strategies of the Existing Fund, please clarify what are “long-term growth opportunities;” what are “investment themes;” what is a “financial factor analysis” and what is the initial “universe.”

We note the comment. Nevertheless, we are wary of making the requested clarifications to the Existing Fund’s Principal Investment Strategy which is intended to mirror the corresponding disclosure in the Existing Fund’s Prospectus, dated January 27, 2017. We think any changes to the Existing Fund’s Principal Investment Strategy would be confusing to the Existing Fund’s shareholders.

*          *          *          *          *

Ms. Alison White
March 9, 2018

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen